Mail Stop 3720

January 17, 2007

Mr. Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
5808 Lake Washington Boulevard, NE
Suite 300
Kirkland, Washington 98033

> **Re:** **Clearwire Corporation**
> **Registration Statement on Form S-1**
> **Filed December 19, 2006**
>
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 8, 2007**
> **File No. 333-139468**

Dear Mr. Hodder:

We have reviewed the above-referenced filings and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As appropriate, please update your disclosure to either the most recent practicable date or to the end of the last completed fiscal year.

2. Your December 22, 2006 letter indicates that you intend to revise in a subsequent amendment certain disclosure items in response to our letter dated June 9, 2006.

Please be advised that we may have further comments at such time. In addition, confidential treatment is not appropriate for your entire response letter (only specific portions). Please resubmit your letter via EDGAR.

Prospectus Cover Page

3.   You list 10 underwriters on your prospectus cover page. Please disclose only the lead or managing underwriters on the cover page, as required by Item 508(b)(8)(i) of Regulation S-K.

Prospectus Summary, page 1

4.   Rather than summarizing your risk factors at the end of your summary, revise to integrate the most significant concerns within the summary to present a more balanced presentation. For example, when highlighting the founding of your company by Mr. McCaw on page 1, you should also caution investors that you are an early stage company with a history of losses. Your competitive strengths should be balanced against your competitive weaknesses. In addition, much of the information under "Our Corporate Information" is repetitive of information on your prospectus cover page. Please revise.

Competitive Strengths, page 2

5.   In light of the risk factor on page 11 that Sprint has announced plans to deploy a mobile WiMAX network, please substantiate your claim under "Differentiated Services" that no operator of DSL, cable or cellular networks currently delivers all of the characteristics that you do in a single service offering or make clear the fact that you expect such operators to provide these services in the near future.

Rick Factors, page 4

6.   Quantify your total indebtedness to date in the seventh bullet point.

Risk Factors, page 9

If we do not obtain additional financing…., page 9

7.   You indicate that you "will" need to obtain significant additional capital in both the short-term and the long-term to make future capital expenditures, cover operating expenses and service your existing debt. Quantify both here and in the Liquidity section to MD&A the amounts you will require in both the short-term and the long-term. Furthermore, reconcile this statement with your statement under "Liquidity and Capital Resources" on page 39 indicating that your existing capital along with proceeds from this offering will be sufficient to fund your

anticipated operations "for at least the next twelve months" and you "may" (as opposed to will) seek additional financing during this period.

We have committed to deploy a wireless broadband network…., page 10

8.   To the extent reasonably known, disclose when you expect mobile WiMAX equipment to become commercially available.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview and Recent Developments, page 32

9.   In addition to the detailed disclosure located in the Certain Relationships and Related Transactions section, please also provide here a discussion of the recent business relationships and agreements entered into with Intel and Motorola, including the collaboration and revenue sharing agreements with Intel and the commercial agreements with Motorola. This discussion should not merely repeat disclosure located elsewhere but rather should address the reasons why the company entered into these agreements, including from a financing perspective, as well as management's belief as to how these relationships and agreements will impact the company moving forward in terms of operating results and financial condition.

10.   Please disclose your churn rate in the third paragraph and provide management's assessment as to how this compares with your competitors.

11.   We note the disclosure in the sixth paragraph regarding the sale of your NextNet subsidiary to Motorola. Please quantify the portion of your revenues that were generated from equipment sales through NextNet during the relevant periods. In doing so, provide management's discussion and analysis of the business reasons for selling NextNet and for exiting the equipment sector, which we note has had a major impact on your financial results.

Liquidity and Capital Resources, page 39

Future Liquidity and Capital Resource Requirements, page 43

12.   Please provide quantified disclosure as to what your liquidity and capital resource requirements will be over the next twelve months.

Significant Factors, Assumptions, and Methodologies Used in Determining the Fair Value of our Capital Stock, page 47

13.   We are deferring any evaluation of stock compensation regarding the issuance of stock options to employees and non-employees until the estimated offering price and additional disclosures required by our previous comments 36 and 38 are included in the document. In this regard we reiterate that you should revise management's discussion and analysis to include a discussion of each significant factor contributing to the difference between the fair value at the date of each grant and the estimated IPO price, quantifying the value associated with each milestone. In addition, you should disclose the reasons for any variance between your stock valuation and the expected initial public offering range for any stock options grants issued in December 31, 2005 and subsequently.

Whole Sale Distribution, page 63

14.   We note that you have distribution partners that re-market your services, for example AOL. Please provide us with additional details of these agreements. Tell us how you record revenue under these agreements. In addition tell us how you considered EITF 99-19 in your accounting.

Executive Compensation, page Compensation Discussion and Analysis, page 80

15.   We note your statement in the third paragraph that "We do not directly compensate Mr. McCaw for his services as a director, a member of the compensation committee and our Chairman and Co-Chief Executive Officer." You go on to state that Mr. McCaw is indirectly compensated for his services pursuant to an advisory services contract between the company and ERI. We further note your statement on page 100 that as the sole owner of ERI, Mr. McCaw has an interest in all amounts paid by you to ERI. The Commission's recent Executive Compensation and Related Person Disclosure release located at http://www.sec.gov/rules/final/2006/33-8732a.pdf requires that all forms of compensation be disclosed in tabular format, including both cash and non-cash compensation. This requirement applies to amounts paid by the company to Mr. McCaw pursuant to the advisory services agreement. See Item 402(a)(2) of Regulation S-K. As such, please allocate in the appropriate table(s) all amounts paid to Mr. McCaw by ERI for services rendered to the company during all appropriate periods. This disclosure would include both cash amounts received for advisory services and out-of-pocket expenses, as well as all non-cash amounts, such as the stock options granted to Mr. McCaw and the warrants issued to ERH to purchase 1,125,000 shares of your common stock at an exercise price of $1.00 per share. With respect to the warrants, we note that Mr. McCaw is the sole owner of ERI, the manager of ERH.

Compensation Discussion and Analysis, page 80

16.   The last sentence to the third paragraph indicates that the compensation
        committee does not take into account the compensation ERI pays to your
        executives when determining your executive compensation policies, programs or
        awards to those individuals. Clarify that the reference to "executives" does not
        include Mr. McCaw. In doing so, and in light of the above comment requesting
        disclosure of the amounts paid to Mr. McCaw by the company pursuant to the
        advisory services agreement with ERI, please address the consideration given by
        your executive compensation committee to your compensation policies, programs
        or awards as applied to Mr. McCaw, including all non-cash amounts awarded to
        either Mr. McCaw or to ERH. Specifically discuss how the company's previous
        warrant issuances to ERH and option grants to Mr. McCaw factored into Mr.
        McCaw's compensation and whether additional non-cash awards are planned,
        directly or indirectly, in connection with his role as Chairman and Co-Chief
        Executive Officer.

Financial Statements

Note 3 Strategic transactions, page F-14

NextNet, page F-14

17.   We note that you indicate that the Class A common stock was valued at $1.00 per
        share by an independent third party appraiser. While you are not required to make
        reference to independent valuations, if you do, you should also disclose the name
        of the expert and include the consent of the expert if the reference is made in a
        1933 Act filing. Please revise this note and elsewhere in the document where you
        make reference to independent appraisers.

18.   It appears that the sale of NextNet is a significant disposition that will require you
        to include pro forma income statements for the most recent interim period and
        year end in accordance with Article 11 of Regulation S-X.

* * * * *

        Please amend your registration statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a response letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Please submit the
response letter on EDGAR as correspondence. Detailed response letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Joshua N. Korff
        Kirkland & Ellis, LLP
        Fax: (212) 446-4900